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                                                                    EXHIBIT 99.4

FOR IMMEDIATE RELEASE                                  Contact:  Steve McClellan
                                                         Chief Financial Officer
                                                                  1-888-279-4542


                        PERKINS FAMILY RESTAURANTS SIGNS
                           MERGER AGREEMENT WITH TRC

MEMPHIS, TN, September 11, 1997 --- Perkins Family Restaurants, L.P., announced today that it entered into a definitive merger agreement with The Restaurant Company (TRC) under which TRC will acquire through a merger all of the approximately 52 percent of the outstanding units of limited partnership now owned by public investors for $14.00 per unit in cash. The price payable under the merger agreement represents an increase of $1.00 per unit from TRC's earlier $13.00 per unit cash proposal.

The Board of Directors of Perkins Management Company, the general partner of Perkins Family Restaurants, has received the opinion of Morgan Keegan & Company, Inc. that the $14.00 per unit payable in the merger is fair to the public unit holders from a financial point of view.

The Restaurant Company owns Perkins Management Company and also owns the remaining 48 percent of the outstanding units of limited partnership interest. The proposed transaction is subject to the affirmative vote of a majority of the units held by public unitholders casting votes and the obtaining of adequate financing. Under the merger agreement, Perkins will pay a final distribution of $.325 per unit on November 14, 1997 to unitholders of record on September 30, 1997.

Perkins Family Restaurants, L.P., a Delaware limited partnership whose units are traded on the New York Stock Exchange, operates and franchises 474 Perkins Family Restaurants and Bakeries in 33 states and four Canadian provinces. Additional information on the company is available on the Worldwide Web at http://www.perkinsrestaurants.com.


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